SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13-1(b), (c) and (d)
AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No.	6)[1]

Phillips-Van Heusen Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

718592 10 8
(CUSIP Number)

September 12, 2005
(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)
☒    Rule 13d-1(c)
☐     Rule 13d-1(d)

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO.	718592 10 8	13G	Page	2	of	8	Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Vaneton International, Inc. EIN: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	5.	SOLE VOTING POWER

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	2,306,587

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING

PERSON WITH	8.	SHARED DISPOSITIVE POWER

2,306,587

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,306,587

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.5%
12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 8 Pages

CUSIP NO.	718592 10 8	13G	Page	3	of	8	Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Dr. Richard Lee EIN: N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF	5.	SOLE VOTING POWER

SHARES

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY	2,306,587

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING

PERSON WITH	8.	SHARED DISPOSITIVE POWER

2,306,587

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,306,587

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.5%
12.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 8 Pages

Item 1(a). Name of Issuer:

Phillips-Van Heusen Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

200 Madison Avenue, New York, New York 10016

Item 2(a). Name of Person Filing:

Vaneton International, Inc.

Item 2(b). Address of Principal Business Office or, if None, Residence:

P.O. Box 3340, Road Town, Tortola, British Virgin Islands

Item 2(c). Citizenship:

British Virgin Islands

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). CUSIP NUMBER:

718592 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or (c) or 13d-2(b), Check Whether the Person Filing is a:
(a) ☐ Broker or dealer registered under Section 15 of the Securities Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Securities Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Securities Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) ☐ A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Page 4 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percent of class*:
5.5%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	2,306,587
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	2,306,587

*  The decrease in the percentage of the Issuer’s outstanding common stock represented by the shares held by the Reporting Person is the result of an increase in the Issuer’s outstanding common shares from 34,190,109,  as of the quarter ended May 1, 2005 (as reported in the Issuer’s filing on Form 10-Q), to  41,938,019 as of the quarter ended July 31, 2005 (as reported in the Issuer’s filing on Form 10-Q), as well as sales conducted through  November 29, 2005.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Page 5 of 8 Pages

Item 1(a). Name of Issuer: Phillips-Van Heusen Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices: 200 Madison Avenue, New York, NY 10016
Item 2(a). Name of Person Filing: Dr. Richard Lee
Item 2(b). Address of Principal Business Office, or, if None, Residence: 6/F TAL Building 49 Austin Road, Kowloon Hong Kong
Item 2(c). Citizenship: United Kingdom
Item 2(d). Title of Class of Securities: Common Stock, par value $1.00 per share
Item 2(e). CUSIP NUMBER: 718592 10 8

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Page 6 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
2,306,587

(b)	Percent of class*:
5.5%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote
(ii)	Shared power to vote or to direct the vote	2,306,587
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	2,306,587

*  The decrease in the percentage of the Issuer’s outstanding common stock represented by the shares held by the Reporting Person is the result of an increase in the Issuer’s outstanding common shares from 34,190,109,  as of the quarter ended May 1, 2005 (as reported in the Issuer’s filing on Form 10-Q), to  41,938,019 as of the quarter ended July 31, 2005 (as reported in the Issuer’s filing on Form 10-Q), as well as sales conducted through  November 29, 2005.

Instruction:  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.      Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.      Not Applicable

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.      Not Applicable

Item 8.

Identification and Classification of Members of the Group.     Not Applicable

Item 9.

Notice of Dissolution of Group.     Not Applicable

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 30, 2005
(Date)
Vaneton International Inc. By: /s/ Dr. Richard Lee
Name: Dr. Richard Lee Title: Director /s/ Dr. Richard Lee
Dr. Richard Lee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations.  (See 18 U.S.C. 1001.)

Page 8 of 8 Pages